Brinker International, Inc. has requested confidential treatment for portions of this letter pursuant to 17 C.F.R. § 200.83 ("Rule 83"). This letter omits confidential information that was delivered separately to the Division of Corporation Finance. Omissions are denoted by "[*]".

April 22, 2016

Ms. Melissa Raminpour
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:    Brinker International, Inc.
Form 10-K for the Year Ended June 24, 2015
Filed August 24, 2015
File No. 001-10275

Dear Ms. Raminpour:

The purpose of this letter is to provide the detailed response of Brinker International, Inc. to the comment set forth in your letter dated April 5, 2016. For your convenience, your comment has been reproduced in its entirety followed by our response. In providing our response to your comment, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended June 24, 2015

1. Nature of Operations and Summary of Significant Accounting Policies

(v) Segment Reporting, page F-22

We note from your disclosure that due to similar economic characteristics and operating long-term average margins, you aggregate the results of Chili’s and Maggiano’s operating segments into one reporting segment. As it relates to your aggregation analysis under ASC 280, please provide us with the following information:

•
Compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11a to e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted. In your response, please specifically address differences in the average check price, marketing and operating strategies, customer income bracket, and dining experience by brand.

•
Provide us with your historical and projected revenues, gross margin, operating margin, and other measures of segment profitability, as applicable. Confirm which of these measures are used by your chief operating decision maker (CODM) to assess performance and allocate resources.

Confidential Treatment Requested by Brinker International, Inc.
BI-001-2016-04-22

April 22, 2016
Ms. Melissa Raminpour

•	Tell us why the company is organized under two operating segments based on your brands (i.e., why does your CODM elect to review the operating segments separately).

Response:
We believe that aggregating our two restaurant brands into a single reporting segment is consistent with the objective and principles set forth in ASC 280 and subtopic ASC 280-10-50-11. Our two restaurant brands have similar economic characteristics and are similar in all of the following areas:

•	The nature of products and services

•	Nature of production processes

•	Type or class of customer

•	Methods used to distribute products or provide services

•	The nature of the regulatory environment, if applicable

Nature of Products and Services

Chili’s and Maggiano’s operate full-service restaurants within the casual dining segment of the industry. Chili’s is a grill and bar themed restaurant offering a southwest inspired menu featuring Tex-Mex, ribs, fajitas and burgers. Maggiano’s is a national scale casual dining Italian brand offering a menu of classic dishes reminiscent of 1940s Little Italy in New York City. Maggiano’s menu features classic Italian-American dishes with generous portions of pasta, chicken, seafood, veal and steaks. Both brands offer lunch and dinner service with menus that include a wide variety of food and beverage options including alcohol. The dining experience in the restaurants associated with each brand is comparable as the restaurants for each brand include full-service bars and table seating and the interiors are designed to be comfortable but updated to our guest’s expectations. Although the cuisines differ, our menus at both brands feature appetizer, salad, entrée and dessert options that provide our guests a wide variety of choices that offer quality, freshness and value. The average revenue per meal at Chili's, including alcoholic beverages, is approximately $15 per person. Food and non-alcoholic beverage sales constitute approximately 86% of Chili’s total restaurant revenues, with alcoholic beverage sales accounting for the remaining 14%. The average revenue per meal at Maggiano's, including alcoholic beverages, is approximately $27 per person. Food and non-alcoholic beverage sales constitute approximately 84% of Maggiano’s total restaurant revenues, with alcoholic beverage sales accounting for the remaining 16%.

Nature of Production Processes

Our restaurant staff in each brand are trained to prepare our proprietary recipes and execute our service model to provide a high quality experience for every customer.  Chili’s and Maggiano’s both have on-site, full service kitchens and all dishes are prepared or assembled as they are ordered. Maggiano’s kitchen operations require more labor hours and more skilled staff due to the level of preparation required for the brand’s menu items. The majority of the Maggiano’s menu items are made from scratch on a daily basis with dedicated kitchen managers and chefs on site at each location. As a result, Maggiano’s restaurants experience a slightly higher percentage of labor costs per revenue dollar. Maggiano's restaurants also contain less seating capacity per square foot of space than Chili's restaurants resulting in a marginally higher rate of rent expense per revenue dollar.

Type or Class of Customer

Our customer base for both brands is primarily middle income with approximately [*] of Chili’s guests and [*] of Maggiano’s guests earning between [*] thousand and [*] thousand dollars per year. Our restaurants have offerings at a variety of price points that appeal to guests from a wide range of income levels and backgrounds.

Confidential Treatment Requested by Brinker International, Inc.
BI-002-2016-04-22

April 22, 2016
Ms. Melissa Raminpour

As requested, the following table details information on our guest’s range of annual income. We obtained this information through guest surveys and cannot validate its accuracy.

Guest Annual Income	Percentage of Guests
	Chili's	Maggiano's
Under $40K	[*]	[*]
$40K - $80K	[*]	[*]
$80K - $120K	[*]	[*]
over $120K	[*]	[*]

Chili’s marketing strategy focuses heavily on national television advertising supplemented by direct marketing and a customer loyalty program, whereas Maggiano’s markets to consumers primarily through direct marketing. We also offer an integrated gift card program whereby gift cards display both of our restaurant brands and can be used interchangeably at any restaurant.

Methods Used to Provide Services

We have designed centralized processes and functions to obtain scale and efficiencies regardless of the brand or restaurant we operate. We support both the Chili’s and Maggiano’s brands with staff employed at our Restaurant Support Center in Dallas, Texas utilizing a shared services model. All of our key support departments including operations, finance, supply chain, information technology, accounting, legal, facilities and human resources are centralized at the Restaurant Support Center.

For example, we maintain a centralized supply chain department which manages purchasing and distribution for all our restaurants.  Contracts for our food supplies are negotiated at a consolidated level in order to secure the best prices and maintain similar quality across both brands. Regional distribution centers are contracted by the supply chain department and service both brands. We also operate centralized information technology systems utilized by both brands that are supported by our information technology staff.

Nature of the Regulatory Environment

Each of our restaurants is subject to licensing and regulation by alcoholic beverage control, health, sanitation, safety and fire agencies in the state, county and/or municipality where the restaurant is located.  We are also subject to the Fair Labor Standards Act, which governs matters such as minimum wages, overtime and other working conditions, along with the Americans with Disabilities Act, various family leave mandates, as well as a variety of other laws, rules and regulations that govern employment matters.  In addition, we are subject to federal and state environmental regulations.  Although local political issues may result in these requirements being more or less difficult to meet in certain areas where we operate a restaurant, the overall regulatory climate in each of our operating segments remains similar in that both segments have these fundamental requirements.

Segment Profitability Measures and Resource Allocation

Our Chief Operating Decision Maker ("CODM") is the CEO. The following tables present the primary information reviewed by our CEO on a monthly basis. We have included information for the current and prior fiscal years as well as projected amounts for fiscal 2017.  These amounts are derived from reports utilized by the CEO for purposes of allocating resources and assessing performance of the operating segments.

Confidential Treatment Requested by Brinker International, Inc.
BI-003-2016-04-22

April 22, 2016
Ms. Melissa Raminpour

The following tables are organized into two data sets representing the two primary reports prepared for the CEO's review. The section in each table titled "External Reporting Data" provides financial information by brand that is aligned with how we present results externally. These measures are consistent with the GAAP presentation of Cost of Sales, Restaurant Labor and Restaurant Expenses within our Consolidated Statements of Comprehensive Income. These brand level measures do not contain an allocation of corporate level expenses and overhead. The section titled
"Manager's Operating Statement Data" provides an alternative income statement presentation focused on items controllable at the restaurant level. Our CEO reviews both sets of data on a monthly basis for purposes of assessing performance and allocating resources at the segment level.

Thirty-Nine Week Period Ended March 23, 2016 (in thousands)
	Chili's	%	Maggiano's	%
External Reporting Data:
Company Sales	$2,007,601		$303,697
Cost of Sales	[*]	[*]	[*]	[*]
Restaurant Labor	[*]	[*]	[*]	[*]
Restaurant Expenses	[*]	[*]	[*]	[*]
Total Operating Expenses	[*]	[*]	[*]	[*]

Gross Margin	[*]	[*]	[*]	[*]
Operating Margin	[*]	[*]	[*]	[*]
Profit before Taxes	[*]	[*]	[*]	[*]

Manager's Operating Statement Data:
Manager's Operating Profit	[*]	[*]	[*]	[*]
Income from Operations	[*]	[*]	[*]	[*]
Net Contribution	[*]	[*]	[*]	[*]

Fiscal Year Ended June 24, 2015 (in thousands)
	Chili's	%	Maggiano's	%
External Reporting Data:
Company Sales	$2,503,132		$401,614
Cost of Sales	[*]	[*]	[*]	[*]
Restaurant Labor	[*]	[*]	[*]	[*]
Restaurant Expenses	[*]	[*]	[*]	[*]
Total Operating Expenses	[*]	[*]	[*]	[*]

Gross Margin	[*]	[*]	[*]	[*]
Operating Margin	[*]	[*]	[*]	[*]
Profit before Taxes	[*]	[*]	[*]	[*]

Manager's Operating Statement Data:
Manager's Operating Profit	[*]	[*]	[*]	[*]
Income from Operations	[*]	[*]	[*]	[*]
Net Contribution	[*]	[*]	[*]	[*]

Confidential Treatment Requested by Brinker International, Inc.
BI-004-2016-04-22

April 22, 2016
Ms. Melissa Raminpour

The following table presents our projections by brand for fiscal 2017. We have not prepared detailed forecasts at the Manager's Operating Statement level for fiscal 2017 and as such have not included a projection for those amounts.

Fiscal Year Ending June 28, 2017 (in thousands)
	Chili's	%	Maggiano's	%
External Reporting Data:
Company Sales	[*]		[*]
Cost of Sales	[*]	[*]	[*]	[*]
Restaurant Labor	[*]	[*]	[*]	[*]
Restaurant Expenses	[*]	[*]	[*]	[*]
Total Operating Expenses	[*]	[*]	[*]	[*]

Gross Margin	[*]	[*]	[*]	[*]
Operating Margin	[*]	[*]	[*]	[*]
Profit before Taxes	[*]	[*]	[*]	[*]
The CEO assesses company performance based on all aspects of the consolidated statement of comprehensive income by reviewing all individual captions presented in addition to Profit before taxes, Net income and Net income per share. Additionally, ratio metrics derived from the captions presented on the consolidated statement of comprehensive income including restaurant operating margin are reviewed on a monthly basis at the consolidated and brand level to assess performance in accordance with the presentation used in our external financial statements. In order to understand progress against established consolidated business plans and initiatives, the CEO may examine detailed margin information below the brand level.
In reviewing the financial operating results of each operating segment, our CEO also reviews operating statements at the brand level that present revenue and expense information in categories aligned with the needs of our segment managers. We refer to these reports as Manager’s Operating Statements ("MOS reports"). The MOS reports are utilized by the segment managers to assess the operational effectiveness and profitability of each brand. Additionally, these reports are used by the CEO to assess segment performance and to make resource allocation decisions. The primary measures in these reports are Manager Operating Profit, Income from Operations, and Net Contribution.

•	Manager's Operating Profit consists of revenues generated from Company owned restaurants less Cost of sales, Restaurant level labor costs and facilities related expenses (R&M)

•	Income from Operations consists of Manager's operating profit less manager labor expenses

•	Net Contribution consists of Income from Operations less certain expenses not directly controllable by the restaurant staff including rents, advertising, depreciation and taxes
These categories do not align with captions presented in our external consolidated financial statements; however, these measures are utilized internally to operate and assess business performance at the brand level. The preparation methodology of these reports has been consistently applied across all years and periods presented.
Resource Allocation
The overall objective of the company from a financial return perspective is to increase revenues and profitability on a consolidated basis. Initiatives designed to support this objective are prioritized based on the likelihood of providing the most impact to our company’s performance and shareholder value. As such, the use of capital and resources is prioritized based on expected returns and the brands will generally receive a proportionate share appropriate to the

Confidential Treatment Requested by Brinker International, Inc.
BI-005-2016-04-22

April 22, 2016
Ms. Melissa Raminpour

scale of the respective businesses. Resources are allocated to the brands in two categories consisting primarily of maintenance and strategic capital. Maintenance related capital resources are allocated based on our requirement to maintain the assets and business health of each brand at the level deemed appropriate by the CEO. Each brand will receive sufficient maintenance capital to maintain this level on an annual basis. Strategic capital and resources are used to fund growth and expansion opportunities and are allocated to the brands based on the qualitative and quantitative measures used internally to assess the merits of significant business opportunities on an individual basis. The impacts of these opportunities are evaluated in terms of the financial measures discussed above for both internal and external purposes. Any material allocation or use of corporate resources is approved by the CEO based on these criteria.

Identification of Operating Segments

We have identified our restaurant brands as operating segments based on the management approach as detailed in ASC 280-10-05-3 based on the following facts. Each brand is managed exclusively by an operating executive. The CEO is also the segment manager of Chili's and holds the title of President of Chili's Bar and Grill. Maggiano's is managed exclusively by the President of Maggiano's Little Italy. These two executives are responsible for all operating aspects of the brand and regularly evaluate operations, financial results and forecasting. Certain restaurant support center staff members are dedicated specifically to each brand including functions within the operations, culinary, marketing and finance disciplines. Discrete financial information is prepared at the brand level for purposes of performance review, planning and resource allocation. The restaurants within each brand are practically identical in terms of menu, service model, atmosphere, décor and architecture. Individual restaurant performance can vary within each brand due to site selection, local preferences, management performance and relative age of the location; however, these variances are isolated to individual restaurant locations and do not warrant geographical segregation. Based on these factors, we maintain that identifying our operating segments at the brand level is appropriate.

Conclusion

Our two operating segments exhibit similar economic characteristics and long-term margin performance in terms of our internal and external metrics utilized by the CEO in performance assessment and resource allocation. Further, when evaluating whether our brands are similar in each of the areas specified by ASC 280-10-50-11a to e, the main differences that exist between our two brands are the cuisine, Chili's national advertising strategy, the average revenue per meal and Maggiano's slightly higher labor and rent costs. When evaluating all quantitative and qualitative factors, we do not believe these differences are significant enough to outweigh the extensive similarities of the other factors discussed above which are considered to be the key economic characteristics for our operating segments. We also expect the margin performance and key economic characteristics of our brands to be similar going forward within an acceptable range. Therefore, our two operating segments meet the aggregation criteria of ASC 280-10-50-11.

If you have any additional questions, feel free to contact me at 972-770-9391.

Sincerely,

/s/ Thomas J. Edwards, Jr.
Thomas J. Edwards, Jr.
Executive Vice President and
Chief Financial Officer

Confidential Treatment Requested by Brinker International, Inc.
BI-006-2016-04-22